Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Coventry Health Care, Inc.

Subject Company: Coventry Health Care, Inc.

Commission File Number: 001-16477

Aetna Media Contact: Jill Griffiths 860-273-8162 griffithsjb@aetna.com	Coventry Media Contact: Kristine Grow 301-581-5729 kmgrow@cvty.com

Aetna Investor Contact: Tom Cowhey 860-273-2402 cowheyt@aetna.com	Coventry Investor Contact: Drew Asher 301-581-5717 Dasher@cvty.com

News Release

AETNA ENTERS INTO AGREEMENT TO ACQUIRE COVENTRY HEALTH CARE, INC.

•	Adds over 5 million total members, including nearly 4 million medical members and 1.5 million Medicare Part D members

•	Adds growing individual Medicare Advantage business

•	Substantially increases Medicaid footprint

•	Improves Aetna’s positioning and reach in Commercial businesses

•	Adds low-cost product set built on value-based provider networks

•	Expected to be modestly accretive to Operating EPS in 2013, $0.45 accretive in 2014 and $0.90 accretive in 2015, excluding transaction and integration costs

HARTFORD, Conn. and BETHESDA, MD, August 20, 2012 — Aetna (NYSE: AET) and Coventry Health Care, Inc. (NYSE: CVH) today announced that they have entered into a definitive agreement pursuant to which Aetna will acquire Coventry in a transaction valued at $7.3 billion, including the assumption of Coventry debt.(1) Coventry is a diversified managed health care company that offers a full portfolio of risk and fee-based products, including Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers’ compensation, and network rental services. The acquisition is projected to add nearly 4 million medical members and 1.5 million Medicare Part D members to Aetna’s membership. On a pro forma basis, the transaction increases Aetna’s share of revenues from Government business to over 30 percent from 23 percent currently.

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Under the terms of the agreement, which has been approved by the board of directors of each company, Coventry stockholders will receive $27.30 in cash and 0.3885 Aetna common shares for each Coventry share, or $42.08 per share, based on the closing price of Aetna common shares on Friday, August 17, 2012. Aetna expects to finance the cash portion of the transaction with a combination of cash on hand and by issuing approximately $2.5 billion of new debt and commercial paper. Excluding transaction and integration costs, the transaction is projected to be modestly accretive to Aetna’s operating earnings per share (2) in 2013, $0.45 accretive in 2014 and $0.90 accretive in 2015.

The Coventry acquisition is expected to:

•	Add a growing Individual Medicare Advantage business and a leading Medicare Part D business, complementing Aetna’s Group Medicare Advantage franchise

•	Substantially increase Aetna’s Medicaid footprint, creating more opportunity to participate in the expansion of Medicaid and to pursue high acuity populations as they move into managed care

•	Improve Aetna’s positioning in consumer-based commercial lines of business, including Middle Markets, Small Group and Individual, and

•	Add a low-cost administrative platform and value-based provider networks.

“Integrating Coventry into Aetna will complement our strategy to expand our core insurance business, increase our presence in the fast-growing Government sector and expand our relationships with providers in local geographies,” said Mark T. Bertolini, Aetna’s chairman, CEO and president. “Coventry has distinct capabilities and a local market focus that will accelerate our efforts to bring simpler, more affordable products to consumer insurance exchanges in 2014 and beyond.

“Once the transaction is completed, our larger capital base also will enhance our ability to continue to invest in innovation, technologies and capabilities to lead the transformation of the U.S. health care industry,” said Bertolini.

“Aetna and Coventry share a commitment to improving the health and well-being of our members,” said Allen F. Wise, chairman and CEO of Coventry. “With this transaction, our combined businesses will be positioned to better serve a broader market and develop new

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partnerships with providers to offer high quality and affordable health care. We look forward to working together to build upon the strengths of each company to take advantage of opportunities during this dynamic time for our industry.”

Joseph M. Zubretsky, Aetna’s senior executive vice president and CFO, added, “This acquisition is in keeping with Aetna’s disciplined approach to deploying capital. Coventry’s diversified business will enhance and balance Aetna’s core Commercial and Government businesses, while its strong local provider relationships will create additional marketing opportunities for our Accountable Care Solutions and provider technology businesses.

“The transaction also will create a significant synergy opportunity to further Aetna’s efforts to increase our operating efficiency. We expect synergies from the transaction to be $400 million annually in 2015,” said Zubretsky. “These cost efficiencies will support our efforts to drive costs out of the system and offer products at a lower price point in the marketplace.”

The transaction is subject to Coventry stockholder approval, as well as other customary closing conditions, including expiration of the federal Hart-Scott-Rodino antitrust waiting period and approvals of state departments of insurance and other regulators. The acquisition is expected to close in mid-2013.

Aetna and Coventry will hold a conference call to discuss the transaction at 8:30 a.m. ET today. The public may access the conference call through a live audio webcast available on Aetna's Investor Information link at www.aetna.com, and on Coventry’s Investor Relations link at www.coventryhealthcare.com. Information related to the conference call also will be available on Aetna's Investor Information website and Coventry’s Investor Relations website.

The conference call also can be accessed by dialing 888-455-2296 or +1-719-325-2329 for international callers. Participants should dial in approximately 10 minutes before the call. The access code is 6548676. Individuals who dial in will be asked to identify themselves and their affiliations.

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A replay of the call may be accessed through Aetna's Investor Information link at www.aetna.com.

Aetna’s financial advisors were Goldman Sachs and UBS Investment Bank. Coventry’s financial advisor was Greenhill and Co. Aetna’s legal advisors were Davis Polk & Wardwell LLP and Jones Day. Coventry’s legal advisors were Wachtell, Lipton, Rosen & Katz; Bass, Berry & Sims PLC; and Crowell & Moring LLP.

About Coventry

Coventry Health Care (www.coventryhealthcare.com) is a diversified national managed health care company based in Bethesda, Maryland, dedicated to delivering high-quality health care solutions at an affordable price. Coventry provides a full portfolio of risk and fee-based products including Medicare and Medicaid programs, group and individual health insurance, workers’ compensation solutions, and network rental services. With a presence in every state in the nation, Coventry’s products currently serve approximately 5 million individuals helping them receive the greatest possible value for their health care investment.

About Aetna

Aetna is one of the nation's leading diversified health care benefits companies, serving approximately 36.7 million people with information and resources to help them make better informed decisions about their health care. Aetna offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities, Medicaid health care management services and health information technology services. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups and expatriates. For more information, see www.aetna.com.

(1)	Based on the closing price of Aetna common shares on August 17, 2012.

(2)

Projected operating earnings per share excludes from net income any net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance. Projected operating earnings per share also exclude projected integration

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and one-time transaction costs related to the acquisition of Coventry Health Care, Inc. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than the projected integration and one-time transaction costs related to the Coventry acquisition) and therefore cannot reconcile projected operating earnings per share to projected net income per share in any period. Although the excluded items may recur, management believes that operating earnings per share provide a more useful comparison of Aetna’s underlying business performance from period to period. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna’s business operations. In addition, management uses operating earnings to assess business performance and to make decisions regarding Aetna’s operations and allocation of resources among Aetna’s businesses. Operating earnings is also the measure reported to the Chief Executive Officer for these purposes.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. (“Aetna”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. (“Coventry”) will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 (“Aetna’s Annual Report”), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (“Aetna’s Second Quarter 10-Q”) which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Coventry’s control.

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Statements in this document regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact Aetna’s business operations and financial results, including Aetna’s medical benefit ratios. Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure) or mandate coverage of certain health benefits); Aetna’s ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna’s ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna’s agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna’s ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna’s

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health information technology initiatives; Aetna’s ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna’s financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”) and Aetna’s Second Quarter 10-Q (together with Aetna’s First Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC. You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

Statements in this document regarding Coventry that are forward-looking, including but not limited to the anticipated benefits of the transaction to Coventry, the projected closing date, the closing of the transaction, and the projected membership additions to Aetna, are based on Coventry’s management’s estimates, assumptions and projections, and are subject to significant uncertainties and risks, many of which are beyond the control of Coventry’s management, including but not limited to: the failure to receive, on a timely basis or otherwise, the required approvals by Coventry’s stockholders and government or regulatory agencies; the risk that a condition to closing of the proposed transaction may not be satisfied; Coventry’s and Aetna’s ability to consummate the proposed transaction; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the failure by Aetna to obtain the necessary financing in connection with the proposed transaction; the possibility that costs or difficulties related to the integration of Coventry’s and Aetna’s operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of Coventry to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the implementation of health care reform legislation. Among the risk factors that may materially affect Coventry’s business, operations or financial condition are the ability to accurately estimate and control future health care costs; the ability to increase premiums to offset increases in the Coventry’s health care costs; general economic conditions and disruptions in the financial markets; changes in legal requirements from recently enacted federal or state laws or regulations, court decisions, or government investigations or proceedings; guaranty fund assessments under state insurance guaranty association law; changes in government funding and various other risks associated with Coventry’s participation in Medicare and Medicaid programs; Coventry’s ability to effectively implement and manage its Kentucky Medicaid program, including the implementation of appropriate risk adjustment revenue and management of the associated medical cost and the effect on its MLR; a reduction in the number of members in its health plans; its ability to acquire additional managed care businesses and to successfully integrate acquired businesses into its operations; its ability to attract new members or to increase or maintain premium rates; the non-renewal or termination of its government contracts, unsuccessful bids for business with government agencies or renewal of government contracts on less than favorable terms; failure of independent agents and brokers to continue to market its products to employers; a failure to obtain cost-effective agreements with a sufficient number of providers that could result in higher medical costs and a decrease in membership; negative publicity regarding the managed health care industry generally or Coventry in particular; a failure to effectively protect, maintain, and develop its information technology systems; compromises of its data security; periodic reviews, audits and investigations under its contracts with federal and state government agencies; litigation, including litigation based on new or evolving legal theories; volatility in its stock price and trading volume; Coventry’s indebtedness, which imposes certain restrictions on its business and operations; an inability to generate sufficient cash to service

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its indebtedness; Coventry’s ability to receive cash from its regulated subsidiaries; and an impairment of Coventry’s intangible assets. For a further discussion of risks and uncertainties, please see the risk factors described in Coventry’s Annual Report on Form 10-K for the year ended December 31, 2011 (“Coventry Annual Report”), Coventry’s Quarterly Report for the quarter ending March 31, 2012 (“Coventry First Quarter 10-Q”), and Coventry’s Quarterly Report for the quarter ending June 30, 2012 (together with Coventry’s First Quarter 10-Q, “Coventry Quarterly Reports”), each on file with the SEC. You should also read the Coventry Annual Report and the Coventry Quarterly Reports for a discussion of Coventry’s historical results of operations and financial condition. Except to the extent required by applicable law, Coventry does not intend to update any such forward looking statements.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.